UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 0-24798

XYNERGY CORPORATION

(Exact name of small business issuer as specified in its charter)

Nevada	0-24798	93-1123005
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

18851 NE 29th Ave., Suite 700

Aventura, FL 33180

(Address of principal executive offices)

(305) 749-2525

Common, $.001 par value each & Preferred Series A, $.001 par value each

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(Title of each class of securities covered by this Form.)

N/A

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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains.)

Please place an x in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☒ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐

Approximate number of holders of record as of t he certification or notice date: 141.

Pursuant to the requirements of the Securities Exchange Act of 1934, XYNERGY CORPORATION has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 20, 2007	By: /s/ Raquel Zepeda

Raquel Zepeda, President